BAKER & McKENZIE
貝克·麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com


06014520

RECEIVED
2006 JUN 21 A 10:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 15, 2006

Our ref: 32002208-000003

By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated May 30, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li / Joyce Yip

Encl.

PROCESSED
JUN 22 2006
THOMSON FINANCIAL

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on June 2, 2006

1. Discloseable Transaction: Finance Lease of Containers, released on June 14, 2006, in English and in Chinese.

B11 SOUTH CHINA MORNING POST 14 JUN 2006



中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited *

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

Discloseable Transaction: Finance Lease of Containers

The Board is pleased to announce that on 9 June 2006, CS Asia, a wholly-owned subsidiary of the Company, has entered into the Head Lease Agreement with CF 2006-1, pursuant to which CS Asia shall lease from CF 2006-1 separate batches of Lease Containers. The lease period for each batch of Lease Containers shall be eight years commencing from the date of acceptance of such batch of Lease Containers by CS Asia. Under the Loan Agreement, the Lenders shall provide to CF 2006-1 a loan up to the maximum principal amount of US$300,000,000 (equivalent to approximately HK$2,328,000,000) to fund the purchase of the Lease Containers. On the assumption that such loan is fully drawn down on 9 June 2006 for the purchase of containers and LIBOR is at the rate of 5.24% (i.e. LIBOR on 5 June 2006) throughout the lease period, the maximum aggregate lease payments payable by CS Asia for the Lease Containers under the Head Lease Agreement is approximately US$371,838,000 (equivalent to approximately HK$2,885,463,000).

As the transaction under the Head Lease Agreement constitutes a finance lease and the relevant percentage ratios applicable to such transaction for the purpose of Chapter 14 of the Listing Rules is more than 5% but less than 25%, it constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules. A circular containing, amongst other things, information regarding the Head Lease Agreement will be despatched to the Shareholders shortly.

1. The Head Lease Agreement

(a) *Date:* 9 June 2006

(b) *Parties*

Lessor: CF 2006-1, which to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, is a special purpose vehicle incorporated for the purpose of entering into the Finance Lease Agreements and has not otherwise carried on any other business prior to entering into the Finance Lease Agreements

Lessee: CS Asia, a wholly-owned subsidiary of the Company principally engage in arranging the finance lease of vessels, containers and relevant equipments to the Group

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, CF 2006-1 and its ultimate beneficial owners, the Lenders, are independent third parties that are not connected persons of the Company, and are not connected with the Directors, supervisors, chief executives or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates.

(c) *The Lease Containers*

CF 2006-1 shall, during the Availability Period, either purchase from the Vendors under separate Borrower S&P Agreements or purchase from CS Asia under separate Lessee S&P Agreements batches of Lease Containers. The containers which might be sold by CS Asia to CF 2006-1 in the future will be supplied by the Vendors. Lease Containers purchased by CF 2006-1 from CS Asia or the Vendors shall be leased back or leased to CS Asia under the Head Lease Agreement.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, the Vendors, other than DFIC and certain subsidiaries of China Shipping, together with their ultimate beneficial owners are not connected persons of the Company, and are not connected with the Directors, supervisors, chief executives or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates. The Board also confirms that the terms and conditions of the Borrower S&P Agreements to be entered into between the Vendors, other than DFIC and certain subsidiaries of China Shipping, and CF 2006-1 and those of the Lessee S&P Agreements to be entered into between CS Asia and CF 2006-1 shall be on normal commercial terms and on terms that are fair and reasonable and no less favourable to the Group than terms available from independent third parties.

The Vendors are principally engaged in the production of marine containers and container spare parts.

(d) *Lease Payments*

Under the Head Lease Agreement, the lease payments for each batch of Lease Containers shall be paid in 32 quarterly payments, which are not of the same amount, each comprising of principal and /or interest components. The principal component of any particular batch of Lease Containers shall be its purchase price payable by CF 2006-1 under the relevant Borrower S&P Agreement or the relevant Lessee S&P Agreement. The interest component is determined by the principal amount outstanding, the lease period and the interest rate, which is LIBOR plus a certain margin. Pursuant to the Loan Agreement, the LIBOR in relation to any relevant sum and relevant period shall be the rate shown on the TMS as being the rate per annum at which United States dollars deposits for a three-month period are offered at or about 11:00 a.m. (London time) on the second business day on which United States dollars deposits may be dealt in on the London interbank market before the first day of such period or, if no such rate appears on the TMS, the rate determined by Citicorp. CS Asia shall pay each lease payment to CF 2006-1 in arrears, with the first payment falling due on the seventh calendar day prior to the date falling three months after that batch of containers have been accepted by CS Asia and subsequent payments falling due on each of the dates which fall at consecutive three months' intervals after such first payment date. All the lease payments shall be paid in full and in United States dollars. Under the Loan Agreement, the Lenders shall provide to CF 2006-1 a loan up to the maximum principal amount of US$300,000,000 (equivalent to approximately HK$2,328,000,000) to fund the purchase of the Lease Containers from the Vendors and CS Asia. On the assumption that such loan is fully drawn down on 9 June 2006 for the purchase of containers and LIBOR is at the rate of 5.24% (i.e. LIBOR on 5 June 2006) throughout the lease period, the maximum aggregate lease payments payable by CS Asia for the Lease Containers under the Head Lease Agreement is approximately US$371,838,000 (equivalent to approximately HK$2,885,463,000). CS Asia intends to fund such lease payments from the operating revenue of the Group to be generated through its utilization of such Lease Containers.

The terms of the Head Lease Agreement, including the interest element of the lease payments, were determined on the basis of arm's length negotiations between CS Asia and the Lenders.

The principal amount of US$300,000,000 available under the Loan Agreement was determined by the Group after taking into account the expected growth in its container shipping business and the additional number of containers required to meet such growth.

(e) *Lease Period*

Under the Head Lease Agreement, the lease period for each batch of Lease Containers shall be a term of eight years commencing from the date of acceptance of such batch of Lease Containers by CS Asia. Furthermore, CS Asia may elect to early terminate the lease period for a particular batch of Lease Containers at any time, provided that the Outstanding Indebtedness relating to such batch of Lease Containers has been satisfied and discharged in full by CS Asia, or CS Asia may elect to early terminate the lease period by written notice when CF 2006-1 defaults in the performance of certain of its obligations under the Head Lease Agreement and such default continues.

(f) *Title*

The title to each and every container shall remain fully vested in CF 2006-1 throughout its relevant lease period.

(g) *Purchase Option*

At the end of the lease period of each relevant batch of Lease Containers, provided that all sums owed by CS Asia to CF 2006-1 in respect of such batch of Lease Containers have been satisfied and discharged in full, CS Asia shall have the option to purchase such batch of Lease Containers for US$1 (equivalent to approximately HK$7.76).

(h) *The Sub-Lease Agreement and the Agreement to Lease*

On 9 June 2006, CS Asia entered into the Sub-Lease Agreement with CSHK, a wholly-owned subsidiary of the Company, for the sub-lease of each batch of Lease Containers it shall receive under the Head Lease Agreement. Under the Sub-Lease Agreement, the lease payments for each batch of Lease Containers shall be paid on a quarterly basis and shall be calculated based on the particular types of containers leased. CSHK shall pay each lease payment to CS Asia in arrears on the eighth calendar day before the end of each calendar quarter commencing from the date on which the first advance payment is made by the Lenders to CF 2006-1 under the Loan Agreement for the acquisition of the relevant batch of containers.

On the same day, CS Asia entered into the Agreement to Lease with the Company, under which the Company agreed to sub-lease from CS Asia the relevant Lease Containers upon the expiry or termination of the Sub-Lease Agreement for any reason. The lease period for each relevant batch of Lease Containers shall be at least eight years. The lease payments are the same as those set out in the Sub-Lease Agreement which shall be paid quarterly in arrear on the eighth day prior to the last day of each consecutive three months' period commencing from the date on which CS Asia receives advance payment from the Company in relation to the sub-lease of such Lease Containers.

2. Security Deed

CF 2006-1, CS Asia and CSHK entered into the Security Deed with Citicorp as security agent on 9 June 2006, under which they agreed to assign with full title guarantee by way of a first priority assignment to Citicorp all their respective rights, title and interest present and future in and to, among other things, the Finance Lease Agreements and all their respective benefits therein by way of security for payment of the Outstanding Indebtedness.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, (1) Citicorp is a restricted licence bank and principally engages in dealing in securities, advising on securities and asset management; and (2) Citicorp and its ultimate beneficial owners are independent third parties that are not connected persons of the Company, and are not connected with the Directors, supervisors, chief executives or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates.

3. Reasons for Entering into the Finance Lease Arrangements

The Company is one of the world's leading container shipping companies, currently seeking opportunities to acquire additional containers to meet growing transportation demand and achieve sustainable growth. The transaction outlined in this announcement is consistent with the Group's strategy of generating operating revenue from additional containers, which can be used to finance the acquisition of such containers. Furthermore, when the repayment period or lease period exceeds 5 years (as stated above, the lease period for each batch of Lease Containers is 8 years), it is easier for the Company to acquire the containers on a finance lease basis as compared with funding such acquisition by obtaining a direct loan from banks, and the interest rate applicable under a finance lease arrangement is lower. The Company is therefore funding the acquisition of the Lease Containers on a finance lease basis.

The Board also confirms that the transaction contemplated under the Head Lease Agreement (including the lease payments) was entered into in the ordinary and usual course of its business, and on normal commercial terms and on terms that are fair and reasonable, in the interests of the Company and its shareholders as a whole and no less favourable to the Company than terms available from independent third parties. Particulars of these agreements will be disclosed in the circular to the Shareholders.

4. Accounting Treatment of Finance Lease of Containers

The accounting treatment of this finance lease shall be consistent with the Company's present accounting policy regarding finance leases described below.

This finance lease shall be capitalised at the lease's commencement at the lower of the fair value of the Lease Containers and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current liabilities. The interest element of the finance cost is recognised in the consolidated profit and loss account over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Each Lease Container held under this finance lease is depreciated over the shorter of its estimated useful life or the relevant lease period.

5. General Information

The Group is principally engaged in the operation and management of international and domestic container marine transportation.

As the transaction under the Head Lease Agreement constitutes a finance lease and the relevant percentage ratios applicable to such transaction for the purpose of Chapter 14 of the Listing Rules is more than 5% but less than 25%, it constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules. A circular containing, amongst other things, information regarding the Head Lease Agreement will be despatched to the Shareholders shortly.

DFIC is a Vendor and certain other subsidiaries of China Shipping might also become Vendors. Since DFIC and those subsidiaries of China Shipping are connected persons of the Company, the sale of containers by them to CS Asia constitute connected transactions of the Company under the Listing Rules. These connected transactions shall be entered into in accordance with the terms and conditions of the master provision of containers agreement dated 1 April 2006 entered into between the Company and China Shipping. Please refer to the Company's announcement dated 27 January 2006 and circular dated 13 February 2006 for details of that agreement. Such connected transactions together with the associated annual caps have been approved by the Shareholders (China Shipping and its associates abstaining) at the special general meeting of the Shareholders on 31 March 2006.

The transactions whereby DFIC and certain subsidiaries of China Shipping sell containers to CF 2006-1 under the Borrower S&P Agreements and then CF 2006-1 leases such containers to CS Asia under the Head Lease Agreement shall be entered into in accordance with the terms and conditions of the above master provision of containers agreement.

The aggregate annual consideration receivable by DFIC and those subsidiaries of China Shipping for the sale of containers to CS Asia and CF 2006-1, together with the aggregate annual consideration receivable by other members of China Shipping Group for the sale of containers to the Group under the above master provision of containers agreement, shall not exceed the relevant annual cap mentioned in the Company's announcement dated 27 January 2006.

6. Definition

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Agreement to Lease"	the agreement to sub-lease executed on 9 June 2006 between CS Asia as lessor and the Company as lessee
"associates"	has the meaning ascribed to such term under the Listing Rules
"Availability Period"	the period commencing on 9 June 2006 and ending on the earlier of (1), either (a) the date falling eleven months after 9 June 2006, or (b) (in the case where CF 2006-1 exercises its option to extend such period pursuant to the provisions of the Loan Agreement) the date falling fourteen months after 9 June 2006; and (2) the date on which the relevant funds under the Loan Agreement is fully drawn, cancelled or terminated under the provisions of the Loan Agreement
"Board"	the board of directors of the Company
"Borrower S&P Agreements"	container sale and purchase agreements or similar contracts to be executed during the Availability Period by a Vendor as seller and CF 2006-1 as purchaser for the purchase of containers
"CF 2006-1"	Container Finance 2006-1 Limited, a company incorporated under the laws of the Cayman Islands
"China Shipping"	China Shipping (Group) Company (中國海運（集團）總公司), a wholly state-owned enterprise of the PRC and the controlling shareholder of the Company
"China Shipping Group"	China Shipping and its subsidiaries and associates (excluding the Group)
"Citicorp"	Citicorp International Limited, a restricted license bank incorporated in Hong Kong, which is a subsidiary of Citigroup Inc., a worldwide financial services organization incorporated in the State of New York, United States of America
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司)*, a joint stock limited company established in the PRC, of which 2,420,000,000 H shares are listed on The Stock Exchange of Hong Kong Limited
"Co-ordinating Lead Arrangers"	Citigroup Global Markets Asia Ltd., a limited liability company incorporated in Hong Kong, and its representative office Citibank, N.A. Shanghai Branch incorporated in the PRC, as co-ordinating lead arrangers under the Loan Agreement, each of which, so far as the Directors are aware, having made all reasonable enquiries, together with its ultimate beneficial owners are independent third parties that are not connected persons of the Company, and are not connected with the Directors, supervisors, chief executives or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates
"CS Asia"	China Shipping Container Lines (Asia) Co., Ltd. (中海集裝箱運輸（亞洲）有限公司), a company incorporated under the laws of the British Virgin Islands with its principal place of business in Hong Kong, and a wholly-owned subsidiary of the Company
"CSHK"	China Shipping Container Lines (Hong Kong) Co., Ltd. (中海集裝箱運輸（香港）有限公司), a limited liability company incorporated in Hong Kong and a wholly-owned subsidiary of the Company
"DFIC"	Dong Fang International Container (Lianyungang) Co., Ltd., a limited liability company incorporated in the PRC, a wholly-owned subsidiary of China Shipping and a connected person of the Company
"Directors"	the directors of the Company
"Finance Lease Agreements"	the Lessee S&P Agreements, the Borrower S&P Agreements, the Head Lease Agreement, the Sub-Lease Agreement, the Agreement to Lease, the Security Deed and the Loan Agreement
"Group"	the Company and its subsidiaries
"Head Lease Agreement"	the agreement to lease executed on 9 June 2006 between CS Asia as lessee and CF 2006-1 as lessor
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Lease Containers"	relevant units and items of new containers to be purchased by CF 2006-1 from CS Asia under separate Lessee S&P Agreements or from the Vendors under separate Borrower S&P Agreements and to be leased back or leased by CF 2006-1 to CS Asia under the Head Lease Agreement
"Lenders"	the banks and other financial institutions named in the Loan Agreement who agreed to make available a loan facility of up to US$300,000,000 to the CF2006-1
"Lessee S&P Agreements"	container sale and purchase agreements to be executed during the Availability Period by CS Asia as seller and CF 2006-1 as purchaser for the purchase of containers
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Loan Agreement"	the loan agreement with CF 2006-1 as borrower and the Lenders as lenders dated 9 June 2006
"Outstanding Indebtedness"	the aggregate of all principal amounts advanced, all interest accrued thereon, the expenses and all other sums of money from time to time owing by CF 2006-1 to the Lenders under the Loan Agreement
"percentage ratio"	has the meaning ascribed to such term under the Listing Rules
"PRC"	the People's Republic of China
"Security Deed"	the security deed executed on 9 June 2006 between CF 2006-1, CS Asia and CSHK as assignors and Citicorp as security agent
"Shareholders"	shareholders of the Company
"Sub-Lease Agreement"	the agreement to sub-lease executed on 9 June 2006 between CS Asia as lessor and CSHK as lessee
"TMS"	the display designated as page "3750" on the telerate monitor system or such other page as may replace page "3750" on that system for the purpose of displaying offered rates for US$ deposits
"US$"	United States dollars, the lawful currency of United States of America
"Vendors"	China International Marine Containers Group, Co., Ltd., Changzhou Xin Huachang International Containers Co., Ltd., Singamas Container Holdings Ltd., Jindo Corporation, Yangzhou Tongyun Container Co., Ltd., Yangzhou Tonglee Reefer Container Co., Ltd., DFIC, and their respective subsidiaries or associated companies and such other companies which shall have been approved by the Co-ordinating Lead Arrangers and which have agreed to sell containers to CS Asia and CF 2006-1

By order of the Board of
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
13 June 2006

The Board as at the date of this announcement comprises of Mr. Li Kelin, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

The exchange rate adopted in this announcement for illustration purposes only is US$1.00 = HK$7.76

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

H48 經濟日報 14 JUN 2006



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

（於中華人民共和國註冊成立的股份有限公司）

（股票代號：2866）

須予披露交易：集裝箱融資租賃

董事會欣然宣佈，本公司之全資附屬公司中海亞洲與CF 2006-1於二零零六年六月九日訂立租賃總協議。據此，中海亞洲須向CF 2006-1分批租賃租賃集裝箱。每批租賃集裝箱之租賃期將自中海亞洲接收該批租賃集裝箱之日起計，為期八年。根據貸款協議，貸款方須向CF 2006-1提供本金最多為300,000,000美元（約相當於2,328,000,000港元）之貸款，為購入租賃集裝箱提供資金。假設該筆貸款於二零零六年六月九日悉數提取以購買集裝箱，以及租賃期間倫敦銀行同業拆息率為5.24%（即二零零六年六月五日之倫敦銀行同業拆息率），則中海亞洲就租賃總協議項下之租賃集裝箱應付之租金總額最高約為371,838,000美元（約相當於2,885,463,000港元）。

由於租賃總協議項下之交易構成融資租賃，並且就上市規則第14章而言適用於該項交易之相關百分比率超過5%但低於25%，根據上市規則第14.06(2)條，其構成本公司須予披露交易。載有（其中包括）有關租賃總協議資料之通函將於短期內寄交股東。

1. 租賃總協議

(a) *日期*：二零零六年六月九日

(b) *訂約方*

出租人：CF 2006-1，據董事於作出一切合理查詢後所深知、得悉及確信，該公司乃就訂立融資租賃協議而註冊成立之特別目的公司，於訂立融資租賃協議前並無經營任何其他業務

承租人：中海亞洲，本公司之全資附屬公司，主要從事安排本集團船舶、集裝箱及有關設備之融資租賃業務

據董事經作出一切合理查詢後所深知、得悉及確信，CF 2006-1及其最終實益擁有人（即貸款方）均為並非本公司關連人士之獨立第三方，且與本公司或其任何附屬公司之董事、監事、主要行政人員或主要股東或彼等各自之任何聯繫人士概無關連。

(c) *租賃集裝箱*

CF 2006-1須於可用期間根據每份借款方買賣協議向賣方購入或根據每份承租人買賣協議向中海亞洲購入多批租賃集裝箱。可能由中海亞洲於未來售予CF 2006-1之集裝箱將由賣方提供。由CF 2006-1向中海亞洲或賣方購入之租賃集裝箱將會根據租賃總協議回租或出租予中海亞洲。

據董事經作出一切合理查詢後所深知、得悉及確信，賣方（DFIC及中海若干附屬公司除外）連同其最終實益擁有人均並非本公司關連人士，且與本公司或其任何附屬公司之董事、監事、主要行政人員或主要股東或任何彼等各自之任何聯繫人士概無關連。董事會亦確認，將由賣方（DFIC及中海若干附屬公司除外）與CF 2006-1訂立之借款方買賣協議的條款及條件，以及將由中海亞洲及CF 2006-1訂立之承租人買賣協議之條款及條件，將會按正常商業條款，以及按公平合理且不遜於獨立第三方提供予本集團之條款訂立。

賣方主要從事海運集裝箱及集裝箱零件之生產。

(d) *租金*

根據租賃總協議，每批租賃集裝箱之租金須分三十二季繳付，金額不一，各自包括本金及／或利息部分。任何一批租賃集裝箱之本金部分為CF 2006-1根據相關借款方買賣協議或相關承租人買賣協議應付之購買價。利息部分按未償還本金額、租賃期及按倫敦銀行同業拆息率加若干利潤計算之息率釐定。根據貸款協議，有關任何相關金額及相關期間之倫敦銀行同業拆息率指根據TMS顯示，於第二個營業日上午十一時正（倫敦時間）或前後三個月期美元存款之年息率，倫敦銀行同業市場於該段期間首日前可以美元存款進行交易；或倘TMS並無顯示該息率，則按Citicorp所釐定者計。中海亞洲須向CF 2006-1支付租金，首筆由中海亞洲向CF 2006-1支付之租金，應於中海亞洲接收該批集裝箱後三個月屆滿日之前第七個曆日到期支付，其後每筆租金於首筆租金繳付日期後每連續三個月到期日支付。所有租金須以美元悉數支付。根據貸款協議，貸款方須向CF 2006-1提供本金額最多為300,000,000美元（約相當於2,328,000,000港元）之貸款，以向賣方及中海亞洲購入租賃集裝箱提供資金。假設該筆貸款於二零零六年六月九日悉數提取以購買集裝箱，以及租賃期間倫敦銀行同業拆息率為5.24%（即二零零六年六月五日之倫敦銀行同業拆息率），則中海亞洲就租賃總協議項下之租賃集裝箱應付之租金總額最高約為371,838,000美元（約相當於2,885,463,000港元）。中海亞洲有意以本集團通過使用該等租賃集裝箱產生之經營收益支付有關租金。

租賃總協議條款，包括租金利息，乃經中海亞洲與貸款方按公平原則磋商後釐定。

根據貸款協議可供應用之本金額300,000,000美元，乃本集團於預計其集裝箱海運業務預期增長及應付有關增長所需額外集裝箱數目後釐定。

(e) *租賃期*

根據租賃總協議，每批租賃集裝箱之租賃期將自中海亞洲接收該批租賃集裝箱之日起計，為期八年。此外，中海亞洲可隨時選擇提早終止一批特定租賃集裝箱之租賃期，惟有關該批租賃集裝箱之未償還債務須已被中海亞洲悉數清償及解除責任，或倘CF 2006-1違反其於租賃總協議項下之若干履行責任，而該等違約事項仍持續時，中海亞洲可選擇發出書面通知提早終止租賃期。

(f) *所有權*

各集裝箱之所有權將於有關租賃期內歸CF 2006-1全部所有。

(g) *購買權*

於各有關租賃集裝箱租賃期結束時，倘中海亞洲就該批租賃集裝箱結欠CF 2006-1款項總額已被悉數清償及解除責任，則中海亞洲有權以1美元（約相當於7.76港元）選擇購買該批租賃集裝箱。

(h) *分租協議及租賃協議*

二零零六年六月九日，中海亞洲就分租其根據租賃總協議將會收取之每批租賃集裝箱，與本公司全資附屬公司中海香港訂立分租協議。根據分租協議，每批租賃集裝箱之租金將按季繳付，並按租賃集裝箱之指定種類計算。自貸款方根據貸款協議向CF 2006-1提供首筆預付款項用以收購相關集裝箱之日起，中海香港須於每個公曆季度結束前第八個曆日向中海亞洲支付租金。

同日，中海亞洲與本公司訂立租賃協議，據此，本公司同意，在分租協議到期或因任何理由終止時，向中海亞洲分租相關租賃集裝箱。每批相關租賃集裝箱之租賃期將最少為八年。租金與分租協議所載者相同，並須於中海亞洲就分租該等租賃集裝箱向本公司收取預付款項當日起計每連續三個月最後一日前第八日按季度支付。

2. 擔保契據

CF 2006-1、中海亞洲及中海香港與作為擔保代理人的Citicorp於二零零六年六月九日訂立擔保契據，據此，彼等同意向Citicorp以全部所有權轉讓方式優先轉讓彼等各自與（其中包括）融資租賃協議相關之所有現有及未來權利、所有權及利益，並以擔保未償還債務之形式轉讓彼等各自據此之所有利益。

據董事經作出一切合理查詢後所深知、得悉及確信，(1) Citicorp為受限制持牌銀行，主要從事證券買賣以及就證券及資產管理提供意見之業務；及(2) Citicorp及其最終實益擁有人均為並非本公司關連人士之獨立第三方，且與本公司或其任何附屬公司之董事、監事、主要行政人員或主要股東或彼等各自之任何聯繫人士概無關連。

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

3. **訂立融資租賃安排之理由**

本公司作為全球最大集裝箱船運公司之一，目前正尋求機遇，收購更多集裝箱以應付不斷增長之運輸需求，及維持可持續性增長。本公告所述交易與本集團以額外集裝箱產生經營收益，而該等收益可用作收購有關集裝箱之資金的策略相符。此外，相對透過向銀行取得直接貸款為有關收購集資而言，當償款期或租賃期超過五年（如上文所述，每批租賃集裝箱之租賃期為八年），本公司較易按融資租賃基準購入集裝箱，並且融資租賃安排項下適用利率亦較低。本公司因而按融資租賃基準為購入租賃集裝箱提供資金。

董事會亦確認租賃總協議項下擬進行之交易（包括租金）乃於日常及一般業務過程中訂立，以及按正常商業條款且屬公平合理、符合本公司及其股東整體利益及不遜於獨立第三方向本公司提出之條款訂立。有關該等協議詳情將於寄交予股東之通函內披露。

4. **集裝箱融資租賃之會計處理法**

此項融資租賃之會計處理法須與下文所述本公司現時有關融資租賃之會計政策貫徹一致。

此項融資租賃在租賃開始時按租賃集裝箱之公平值及最低租賃付款現值兩者之較低者撥充資本。每項租金均分攤為負債及財務開支，使財務費用佔融資結欠額之常數比率。相應租賃責任在扣除財務開支後計入流動及非流動負債內。財務費用的利息部分於租賃期內在綜合損益表確認，使財務費用佔每個期間的負債餘額之常數定期利率。根據此項融資租賃持有之每個租賃集裝箱按其估計可用年期或相關租賃期兩者之較短者折舊。

5. **一般資料**

本集團主要從事國際及本地集裝箱海運營運及管理業務。

由於租賃總協議項下之交易構成融資租賃，並且就上市規則第14章而言該等交易適用之相關百分比率超過5%但低於25%，根據上市規則第14.06(2)條，其構成本公司須予披露交易。載有（其中包括）有關租賃總協議資料之通函將於短期內寄交股東。

DFIC為賣方，而中海若干其他附屬公司亦可能成為賣方。由於DFIC及該等中海附屬公司為本公司之關連人士，故根據上市規則，彼等向中海亞洲出售集裝箱構成本公司關連交易。該等關連交易將根據本公司與中海所訂立日期為二零零六年四月一日之集裝箱供應總協議條款及條件進行，有關該協議詳情請參閱本公司日期為二零零六年一月二十七日之公告及日期為二零零六年二月十三日之通函。該等關連交易連同相關年度上限金額已於二零零六年三月三十一日在臨時股東大會獲股東（中海及其聯繫人士棄權）批准。

DFIC與中海若干附屬公司根據借款方買賣協議向CF 2006-1出售集裝箱，CF 2006-1繼而根據租賃總協議向中海亞洲出租該等集裝箱之交易，須根據上述集裝箱供應總協議之條款及條件進行。

DFIC及中海附屬公司就向中海亞洲及CF 2006-1出售集裝箱應收之全年總代價，連同中海集團其他成員公司就根據上述集裝箱供應總協議向本集團出售集裝箱應收之全年總代價，不得超逾本公司日期為二零零六年一月二十七日之公告所述相關年度上限。

6. **釋義**

本公告內，除文義另有所指外，下列詞彙具有以下涵義：

「租賃協議」	指	中海亞洲作為出租人與本公司作為承租人於二零零六年六月九日簽署之分租協議
「聯繫人士」	指	上市規則賦予該詞彙之涵義
「可用期間」	指	自二零零六年六月九日起至下列較早日期止期間：(1)(a)二零零六年六月九日起計十一個月屆滿之日或(b)倘CF 2006-1根據貸款協議條款行使其選擇權以延展該期間，則自二零零六年六月九日起計十四個月屆滿之日；及(2)貸款協議項下相關資金根據貸款協議條文全數提取、註銷或終止之日
「董事會」	指	本公司董事會
「借款方買賣協議」	指	由賣方作為出售方與CF 2006-1作為買方就購買集裝箱將於可用期間簽署之集裝箱買賣協議或類似合約
「CF 2006-1」	指	Container Finance 2006-1 Limited，根據開曼群島法例註冊成立之公司
「中海」	指	中國海運（集團）總公司，中國全資擁有國有企業，本公司控股股東
「中海集團」	指	中海、其附屬公司及其聯繫人士（本集團除外）
「Citicorp」	指	花旗國際有限公司，於香港註冊成立之受限制持牌銀行，美利堅合眾國紐約州註冊成立之環球金融服務機構Citigroup Inc.之附屬公司
「本公司」	指	中海集裝箱運輸股份有限公司，於中國成立之股份有限公司，其2,420,000,000股H股於香港聯合交易所有限公司上市
「協調牽頭安排人」	指	花旗環球金融亞洲有限公司（於香港註冊成立之有限公司）及其代表辦事處美國花旗銀行有限公司上海分行（於中國註冊成立）根據貸款協議作為協調牽頭安排人，就董事經作出一切合理查詢後所知悉，其各自及其最終實益擁有人均為並非本公司關連人士之獨立第三方，且與本公司或其任何附屬公司之董事、監事、主要行政人員或主要股東或彼等各自之任何聯繫人士概無關連
「中海亞洲」	指	中海集裝箱運輸（亞洲）有限公司，根據英屬處女群島法例註冊成立之公司，其主要營業地點為香港，為本公司全資附屬公司
「中海香港」	指	中海集裝箱運輸（香港）有限公司，於香港註冊成立之有限公司，為本公司全資附屬公司
「DFIC」	指	東方國際集裝箱（連雲港）有限公司，於中國註冊成立之有限公司，中海之全資附屬公司及本公司之關連人士
「董事」	指	本公司董事
「融資租賃協議」	指	承租人買賣協議、借款方買賣協議、租賃總協議、分租協議、租賃協議、擔保契據及貸款協議
「本集團」	指	本公司及其附屬公司
「租賃總協議」	指	中海亞洲作為承租人及CF 2006-1作為出租人於二零零六年六月九日簽署之租賃協議
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區
「租賃集裝箱」	指	CF 2006-1根據每份承租人買賣協議將向中海亞洲購入，或根據每份借款方買賣協議將向賣方購入，並將由中海亞洲根據租賃總協議向CF 2006-1回租或租賃之相關新的集裝箱單位及項目
「貸款方」	指	貸款協議所列同意向CF 2006-1提供最多300,000,000美元貸款融資之銀行及其他金融機構
「承租人買賣協議」	指	由中海亞洲作為賣方與CF 2006-1作為買方就購買集裝箱將於可用期間簽署之集裝箱買賣協議
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「貸款協議」	指	CF 2006-1作為借款方及貸款方作為貸款方所訂立日期為二零零六年六月九日之貸款協議
「未償還債務」	指	CF 2006-1根據貸款協議不時結欠貸款方之所有預付本金、當中全部應計利息、開支及所有其他款項總額

「百分比率」	指	具上市規則賦予該詞彙之涵義
「中國」	指	中華人民共和國
「擔保契據」	指	CF 2006-1、中海亞洲及中海香港（作為轉讓人）及Citicorp（作為擔保代理人）於二零零六年六月九日簽署之擔保契據
「股東」	指	本公司股東
「分租協議」	指	中海亞洲作為出租人及中海香港作為承租人於二零零六年六月九日簽署之分租協議
「TMS」	指	電子息率顯示系統(telerate monitor system)第「3750」頁或該系統取代第「3750」頁之其他頁面，以顯示美元存款息率
「美元」	指	美利堅合眾國法定貨幣美元
「賣方」	指	中國國際海運集裝箱（集團）服務有限公司、常州新華昌國際集裝箱有限公司、勝獅貨櫃企業有限公司、進旗集團、揚州通運集裝箱有限公司、揚州通利冷藏集裝箱有限公司、DFIC及其各自之附屬公司或聯營公司；以及已由協調牽頭安排人所批准並已同意出售集裝箱予中海亞洲及CF 2006-1之該等其他公司

承董事會命
中海集裝箱運輸股份有限公司
董事長
李克麟

中華人民共和國上海
二零零六年六月十三日

於本公告刊發日期，董事會由執行董事李克麟先生、賈鴻祥先生、黃小文先生及趙宏舟先生，非執行董事李紹德先生、張建華先生、王大雄先生、張國發先生及徐輝先生，以及獨立非執行董事胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生組成。

本公告所採納之匯率為1.00美元兌7.76港元，僅作說明用途。

* *本公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「China Shipping Container Lines Company Limited」登記為海外公司。*